Exhibit 99.1

BeyondSpring Files for Patent Protection on BPI-002 for the Treatment of Viral Infections Including COVID-19

NEW YORK – March 11, 2020 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies, today announced the submission of a provisional U.S. patent application for its pipeline asset BPI-002, for methods of treating viral infections, including COVID-19, when administered alone or in combination with a vaccine. BPI-002 is a novel orally administered small molecule agent that is a potent T-cell co-stimulator.

The agent is targeting two main effects:

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BPI-002 can potentially activate the adaptive immune system (including CD4+ helper T cells and CD8+ cytotoxic T cells), the body’s strongest line of defense, to directly attack and kill virally infected cells, including RNA virus, such as those causing COVID-19.

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If combined with a vaccine, including COVID-19 vaccine, BPI-002 can potentially function as an adjuvant to provide improved long-term humoral (B-cell dependent) protection against future viral infection.

“With the COVID-19 outbreak spreading across the globe, BeyondSpring, along with all of our peer biopharmaceutical companies around the world are racing to respond as quickly as possible to stop the virus from spreading and save lives,” said Dr. Lan Huang, co-founder and CEO. “BPI-002 has the potential to directly attack and kill RNA virus without precipitating limiting toxicities, and to potentially provide long term protection against COVID-19 when combined with a vaccine. We are continuing to aggressively advance this agent to provide a therapeutic option offering both near-term treatment and long-term prevention against this deadly disease.”

Dr. Huang and Dr. Ramon Mohanlal, Chief Medical Officer and Executive Vice President, R&D are co-inventors of the new patent application.

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company focused on the development of innovative immuno-oncology cancer therapies. BeyondSpring’s lead asset, first-in-class agent Plinabulin as an immune and stem cell modulator, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and two Phase 3 clinical programs in the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has strong R&D capabilities with a robust pipeline in addition to Plinabulin, including three immuno-oncology assets and a drug discovery platform using the ubiquitination degradation pathway. The Company also has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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